Exhibit 99.2

Canadian Solar Subsidiary Recurrent Energy Partners in 200 MW Garland Solar Power Project

GUELPH, Ontario, Canada, December 18, 2015 – Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly owned subsidiary, Recurrent Energy, one of North America’s largest solar project developers, signed an agreement with Southern Power, a subsidiary of Southern Company, giving Southern Power a controlling interest in the Garland solar photovoltaic (PV) project in California. The 200 MW AC project, developed by Recurrent Energy, is currently under construction.

Under the terms of the agreement, Southern Power will acquire 51% of the equity in the solar generation project. Canadian Solar will retain 49% ownership and contribute its share of the investment required to complete the construction of the project, which the Company has financed through a construction and back-leveraged loan facility with a syndicate of five banks.

The Garland project, covering an area of approximately 2,000 acres in Kern County, will primarily utilize Canadian Solar high performance CS6X-P photovoltaic solar modules mounted on single-axis tracking tables. The facility is expected to enter commercial operation in the fourth quarter of 2016 with Signal Energy Constructors as the provider of engineering, procurement, and construction services. The project is expected to create more than 300 construction jobs and, when completed, is expected to be capable of generating enough solar energy to meet the energy needs of approximately 45,000 homes. The electricity and associated renewable energy credits (RECs) generated by the facility will be sold to Southern California Edison (SCE) under long-term power purchase agreements.

This transaction represents Recurrent Energy’s third venture with Southern Power, which also holds a controlling interest in the 200 MW AC Tranquillity solar facility in California and the 157 MW AC Roserock solar facility in Texas.

“With this agreement, Recurrent Energy and Southern Power are partnering to bring more than half a gigawatt of solar power online by the end of 2016,” said Shawn Qu, Chairman and CEO of Canadian Solar. “Southern Power’s commitment to renewables underscores the important role of solar and is a clear indicator that our large-scale solar facilities are attractive assets.”

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is redefining what it means to be a mainstream clean energy company, with utility-scale solar plants that provide competitive clean electricity. The company has more than 4 GW of solar projects in development in North America. Additional details are available at: www.recurrentenergy.com

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 12 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.